NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces Net Income of $5.4 million

or $0.29 per share (diluted) for the fourth quarter of 2006

Calgary, Alberta, January 30, 2007 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the fourth quarter and year ended December 31, 2006.

CE Franklin reported net income of $5.4 million or $0.29 per share (diluted) for the fourth quarter ended December 31, 2006 as compared to net income of $6.3 million or $0.33 per share (diluted) for the fourth quarter ended December 31, 2005.

Financial Highlights

	Three Months Ended		Year Ended
(millions of Cdn.$ except	December 31		December 31
per share data)	2006	2005	2006	2005
	(unaudited)		(unaudited)

Sales	$130.6	$141.1	$555.2	$484.2

Gross Profit	25.0	27.5	103.5	91.3
Gross Profit - %	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	9.6	11.1	40.1	36.0
EBITDA(1) as a % of sales	0.1%	0.1%	0.1%	0.1%

Net income	$5.4	$6.3	$22.9	$18.9
Per share
Basic	$0.30	$0.36	$1.27	$1.09
Diluted	$0.29	$0.33	$1.22	$1.01

Sales decreased 7.4% to $130.6 million for the quarter ended December 31, 2006 as compared to $141.1 million for the quarter ended December 31, 2005. Average rig count for the quarter ended December 31, 2005 decreased by 21.3% or 474 active rigs as compared to 602 active rigs for the quarter ended December 31, 2005.  Well completions (excluding dry and service wells) were up by 1.2% to 6,487 wells completed for the three months ended December 31, 2006 compared to 6,410 wells for the three months ended December 31, 2005. The 7.4% decrease in sales reflects an overall reduction in industry activity during the fourth quarter.

EBITDA(1) for the quarter ended December 31, 2006 decreased 13.4% to $9.6 million compared to $11.1 million for the quarter ended December 31, 2005.  Net income for the quarter ended December 31, 2006 decreased 13.9% to $5.4 million compared to $6.3 million for the quarter ended December 31, 2005.

Net income for the year ended December 31, 2006 increased 21.6% to $22.9 million or $1.22 per share (diluted) as compared to $18.9 million or $1.01 per share (diluted) for the year ended December 31, 2005.  The $71.0 million increase in sales for the year ended December 31, 2006 compared to the year ended December 31, 2005 resulted in an incremental flow through to net income of 5.7%.

“The Company remains focused on continuous improvement and market share gain,” said Michael West, Chairman, President and CEO.  “Despite the market activity correction CE Franklin remains committed to its long term strategies.”

Outlook

Although industry activity levels are difficult to forecast with certainty, many industry watchers are now anticipating a decline in exploration and production capital spending in 2007.  Such a decline would lead to a reduction in well completions and rig counts, with the largest decline expected to occur in activities related to gas exploration and development.  Because the demand for CE Franklin products and services is dependent on oil and gas activities, the Company anticipates that its sales for the first quarter of 2007 will be lower as compared to the first quarter of 2006.

The Company may also experience downward pressure on its product margins if the majority of its competitors drop their prices in an effort to sell down inventory in response to lower demand.

The overall decline in activity levels is expected to be short term and industry watchers are predicting a recovery by late 2007 or early 2008.

Conference Call and Webcast Information

A conference call to review the quarter and year ended December 31, 2006, which is open to the public, will be held on Wednesday, January 31, 2007 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3415 in Toronto or dialing 1-800-732-9307 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the pass code of 21215357# and may be accessed until midnight Wednesday, February 7, 2007.

The call will also be webcast live at:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1694000 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Denise Jones, Controller.  The discussion will be followed by a question and answer period.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Denise Jones Controller (403) 531-5611

_______________________________

1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.  See page 5 for a reconciliation of net income to EBITDA.

(All amounts shown in Canadian dollars unless otherwise specified.)

Forward-Looking Statements

The information in this MD&A contains “forward-looking statements” within the meaning of securities legislation including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A and those found under the caption “Risk Factors”.

Additional information on these and other factors that could affect the Company’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or the Company's website (www.cefranklin.com).  For a discussion of other risk factors which could impact CE Franklin Ltd., please review CE Franklin’s Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

the forecasted activity levels into 2007 and future years;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s future gross profit and net profit margins;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices of, and demand for, oil and gas;

•

fluctuations in levels of gas and oil exploration and development activities; and

•

fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity, weather patterns, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption “Risk Factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A with the Securities and Exchange Commission, except as required by law.

Management’s Discussion and Analysis as at January 30, 2007

 (All amounts shown in CDN $ unless otherwise specified)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance during the periods presented and significant trends that may impact future performance of CE Franklin Ltd.  This discussion should be read in conjunction with the Financial Statements of CE Franklin Ltd. and the related notes thereto and should be read in conjunction with the Management’s Discussion and Analysis included in the Company’s December 31, 2005 Annual Report and Financial Statements and notes thereto.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles, (“Canadian GAAP”).

OVERVIEW

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 42 branches which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

The Company’s 42 branches each warehouse an inventory of products to meet the day to day needs of customers. Other inventory, such as pipe or tubular products, may be sourced from various stocking points located throughout the western Canadian sedimentary basin and shipped direct to the customers’ location. The branches also have access to a sales force located at the Company’s headquarters in Calgary, Alberta that provides product expertise and logistics to get the product to the customer.

The primary driver of the Company’s profitability is the level of oil and gas exploration and production activity, particularly in the western Canadian sedimentary basin. The price of oil and gas, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

Activity levels within specific regions will fluctuate due to various factors including the mix of oil and gas activity within the region and oil and gas producers entering or leaving the region. The Company responds to these fluctuations by opening or closing branch locations in order to service its customers needs and ensure there is coverage in areas of higher activity.

The mix of products sold and the customer mix will affect profitability. Profit margins will vary for different products and the method of sale. Walk-in business at the branches will generate higher profit margins compared to bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times. Customer contracts can affect profit margin where different customers receive different pricing structures based on factors such as volumes, service requirements and complexity.

OPERATING RESULTS

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)
For the years ended December 31	2006	2005	2004

Statements of Operations
Sales	$555,227	$484,245	$339,742
Gross Profit	103,494	91,314	60,243
Gross Profit - %	0.2%	0.2%	0.2%

Other expenses
Selling, general and administrative expenses	63,287	55,303	44,299
Amortization	2,819	4,393	4,328
Interest	2,661	1,945	1,455
Other	130	8	16
	68,897	61,649	50,098

Income before income taxes	34,597	29,665	10,145
Income tax expense	11,658	10,801	4,003
Income from continuing operations	22,939	18,864	6,142
Loss from discontinued operations	-	-	(27)
Net income	$22,939	$18,864	$6,115

EBITDA (1)	40,077	36,003	15,928
EBITDA as a % of sales	0.1%	0.1%	0.0%
Net income per share
Basic	$1.27	$1.09	$0.36
Diluted	$1.22	$1.01	$0.35

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of income from continuing operations to EBITDA:

(in thousands of Cdn. dollars)
For the years ended December 31	2006	2005	2004
Income from continuing operations	$22,939	$18,864	$6,142
Interest expense	2,661	1,945	1,455
Income tax expense	11,658	10,801	4,003
Amortization	2,819	4,393	4,328
EBITDA	$40,077	$36,003	$15,928

Activity Levels

The price of oil and the price of gas as at December 31, 2006 were U.S. $61.05 per bbl (West Texas Intermediate) and Cdn. $6.00 per gj (AECO spot) respectively, and the average price of oil and the average price of gas for the year ended December 31, 2006 were U.S. $66.05 per bbl and Cdn $6.55 per gj respectively.  This compares to U.S. $61.04 per bbl for oil and Cdn. $9.01 per gj for gas as at December 31, 2005, and to an average of U.S. $56.57 per bbl for oil and an average of Cdn. $8.31 per gj for gas for the year ended December 31, 2005.  As at December 31, 2004 the price of oil and the price of gas were U.S. $43.45 per bbl and Cdn $5.90 per gj respectively, and the average price of oil and the average price for gas for the year ended December 31, 2004 were U.S. $41.37 per bbl and Cdn. $6.22 per gj respectively.  The strong commodity prices throughout these periods resulted in Canadian oil and gas producers having increased cash flow and, therefore, being able to increase capital spending on exploration and production activities.

The Company uses oil and gas well completions and average rig counts as industry activity measures.  Oil and gas well completions require the products sold by the Company and therefore are a good general indicator of market activity.  Average rig counts provide a general indication of energy industry activity levels.

For the year ended December 31, 2006 the total number of wells completed (excluding dry and service wells) in western Canada increased 3.4% to 20,926 wells compared to 20,238 wells for the year ended December 31, 2005.  For the year ended December 31, 2005, the total number of wells completed (excluding dry and service wells) in western Canada increased 0.6% to 20,238 wells, compared to 20,118 wells for the year ended December 31, 2004.

The average rig count for the year ended December 31, 2006 increased 6.2% to 498 average rigs as compared to 469 average rigs for the year ended December 31, 2005.  The average rig count for the year ended December 31, 2005 was 469 average rigs compared to 371 average rigs for the year ended December 31, 2004.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales

Sales for the year ended December 31, 2006 increased 14.7% or $71.0 million to $555.2 million from $484.2 million for the year ended December 31, 2005.  The sales increase was due to strong commodity prices during the first half of 2006, which resulted in improved industry economics. Activity levels declined in the third and fourth quarters resulting in the overall sales increase of 14.7% for the year.

Gross Profit

Gross profit increased 13.3% to $103.5 million for the year ended December 31, 2006 from $91.3 million for the year ended December 31, 2005.  Gross profit margins decreased to 18.6% for the year ended December 31, 2006 from 18.9% for the year ended December 31, 2005.

The overall reduction in gross profit margins for the year ended December 31, 2006 is a result of increased freight costs partially offset by margin improvement initiatives which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.

Selling, General and Administrative Costs

SG&A costs increased $8.0 million or 14.4% to $63.3 million for the year ended December 31, 2006 from $55.3 million for the year ended December 31, 2005.  The increase in SG&A for the year ended December 31, 2006 related mainly to salaries and related costs for new employees hired to support the increase in sales, occupancy costs related to new and expanded locations to support the increase in sales and costs related to compliance with the Sarbanes-Oxley Act of 2002 (“SOX”).

The total number of employees increased 11.5% to 427 employees as at December 31, 2006 compared to 383 employees as at December 31, 2005.  Average revenue per employee for the year ended December 31, 2006 increased 3.1% compared with the previous year. Maintaining an average revenue per employee reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

In 2006, SG&A expenses included costs associated with the Company’s SOX404 certification (outside consulting and audit fees) of approximately $1.4 million or $0.05 per share (diluted).

EBITDA

EBITDA for the year ended December 31, 2006 increased $4.1 million or 11.3% to $40.1 million compared to $36.0 million for the year ended December 31, 2005.  The $71.0 million increase in sales resulted in a 5.7% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 7.2% for the year ended December 31, 2006 versus 7.4% for the year ended December 31, 2005.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 5.

Income Before Income Taxes

Income before income taxes improved $4.9 million to $34.6 million for the year ended December 31, 2006 compared to $29.7 million for the year ended December 31, 2005.  The improvement is a result of the $12.2 million increase in gross profit offset by the $8.0 million increase in SG&A and a decrease of $736,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $71.0 million increase in sales for the year ended December 31, 2006 resulted in a 6.9% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2006 was 33.7%, as compared to an effective tax rate of 36.4% for the year ended December 31, 2005.  The Company’s combined federal and provincial statutory tax rate for the period ended December 31, 2006 was 33.1%, compared to 34.4% for the period ended December 31, 2005. The reduction in the effective tax rate for the year is due to a reduction to statutory tax rates and from changes in non-deductible items.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000.

Net Income

Net Income increased 21.6% to $22.9 million or $1.22 per share (diluted) for the year ended December 31, 2006 as compared to $18.9 million or $1.01 per share (diluted) for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales

Sales for the year ended December 31, 2005 increased 42.5% or $144.5 million to $484.2 million from $339.7 million for the year ended December 31, 2004.  The sales increase was due to strong commodity prices, which resulted in improved industry economics, coupled with an increase in market share from sales to new customers and increased sales to existing customers.  Sales also increased due to increasing supplier prices reflecting an increase in energy, raw materials and operational costs.

Gross Profit

Gross profit increased 51.6% to $91.3 million for the year ended December 31, 2005 from $60.2 million for the year ended December 31, 2004.  Gross profit margins increased to 18.9% for the year ended December 31, 2005 from 17.7% for the year ended December 31, 2004.

The overall improvement in gross profit margins for the year ended December 31, 2005 is a result of a reduction in inventory write-downs from $1.5 million in 2004 to $280,000 in 2005, coupled with margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The Company did not implement price increases to customers in 2004 and 2005 over and above price increases by the Company’s suppliers as a result of the rise in supplier pricing.

Selling, General and Administrative Costs

SG&A costs increased $11.0 million or 24.8% to $55.3 million for the year ended December 31, 2005 from $44.3 million for the year ended December 31, 2004.  The increase in SG&A for the year ended December 31, 2005 related to salaries and benefits for new employees hired to support the increase in sales for the year, employee performance pay incentives and agents’ commissions due to the increase in sales and gross profit.  Fixed expenses, which exclude agents’ commissions and employee performance pay incentives, increased 15.8% as compared to 2004.

The total number of employees increased 16.8% to 383 employees as at December 31, 2005 compared to 328 employees as at December 31, 2004.  Average revenue per employee for the year ended December 31, 2005 increased 22% to $1.3 million per employee as compared to $1.0 million per employee the previous year.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

EBITDA

EBITDA for the year ended December 31, 2005 increased $20.1 million or 126.0% to $36.0 million compared to $15.9 million for the year ended December 31, 2004.  The $144.5 million increase in sales resulted in a 13.9% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 7.4% for the year ended December 31, 2005 versus 4.7% for the year ended December 31, 2004.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 5.

Income Before Income Taxes

Income before income taxes improved $19.6 million to $29.7 million for the year ended December 31, 2005 compared to $10.1 million for the year ended December 31, 2004.  The improvement is a result of the $31.1 million increase in gross profit offset by the $11.0 million increase in SG&A and an increase of $547,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $144.5 million increase in sales for the year ended December 31, 2005 resulted in a 13.5% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2005 was 36.4%, as compared to an effective tax rate of 39.5% for the year ended December 31, 2004.  The Company’s combined federal and provincial statutory tax rate for the period ended December 31, 2005 was 34.4%, compared to 34.6% for the period ended December 31, 2004.  The reduction in the effective tax rate for the year ended December 31, 2005 is due to non-deductible items and capital and other taxes totaling $608,000 (2004 - $493,000) becoming a smaller component of the overall income tax charge in 2005 due to the increase in income before income taxes.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000.

Net Income

Net Income increased 208% to $18.9 million or $1.01 per share (diluted) for the year ended December 31, 2005 as compared to $6.1 million or $0.35 per share (diluted) for the year ended December 31, 2004.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.

(in thousands of Cdn. dollars except per share data)
UnauditedQ1Q2Q3Q4Q1Q2Q3Q4
	2005	2005	2005	2005	2006	2006	2006	2006

Sales	$128,786	$92,169	$122,224	$141,066	$176,957	$115,947	$131,675	$130,648

EBITDA(1)	10,745	5,897	8,300	11,061	15,094	7,023	8,386	9,574
EBITDA(1) as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Net income	5,804	2,543	4,214	6,303	8,879	3,914	4,719	5,427
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.34	$ 0.14	$ 0.25	$ 0.36	$ 0.50	$ 0.21	$ 0.26	$ 0.30
Diluted (Cdn. $)	$ 0.32	$ 0.14	$ 0.22	$ 0.33	$ 0.47	$ 0.21	$ 0.25	$ 0.29

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the quarter ended December 31, 2006 decreased 7.4% to $130.6 million from $141.1 million for the quarter ended December 31, 2005 reflecting a general decrease in industry activity levels. EBITDA decreased 13.4% to $9.6 million for the quarter ended December 31, 2006 compared to $11.1 million for the quarter ended December 31, 2005. Net income was $5.4 million or $0.29 per share (diluted) for the quarter ended December 31, 2006 compared to $6.3 million or $0.33 per share (diluted) for the quarter ended December 31, 2005.

Due to a decline in industry activity levels in the fourth quarter of 2006 sales for the quarter ended December 31, 2006 were down 0.8% or $1.0 million to $130.6 million compared to sales for the quarter ended September 30, 2006 of $131.6 million.  Net income for the quarter ended December 31, 2006 was $5.4 million or $0.29 per share (diluted) versus $4.7 million or $0.25 per share (diluted) for the quarter ended September 30, 2006.  The $1.0 million decrease in sales was offset by an improvement in gross profit margins resulting in the increase in net income for the fourth quarter of 2006 compared to the third quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s working capital, capital expenditures and potential acquisitions.  Working capital is primarily comprised of accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities, income tax payable and other current liabilities.

In 2006, the Company generated $27.8 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $1.7 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $21.4 million increase in working capital (including bank overdraft but excluding the bank operating loan), $2.3 million to purchase a two branch distribution operation, $3.4 million in capital and other expenditures, $177,000 in repayments on capital leases and $291,000 in purchase of shares held in trust.  These activities resulted in a  $1.9 million decrease in the bank operating loan.

In 2005, the Company generated $21.9 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $2.5 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $26.5 million increase in working capital (including bank overdraft but excluding the bank operating loan), $587,000 in capital and other expenditures and $261,000 in repayments on capital leases.  These activities resulted in a  $2.9 million increase in the bank operating loan.

In 2004, the Company generated $11.4 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, $50,000 from proceeds on the disposal of property and equipment, and $961,000 from proceeds on the sale of its 50% interest in its small horsepower compression operations.  This was offset by a $14.1 million increase in working capital (including bank overdraft and cash but excluding the bank operating loan), $861,000 in capital and other expenditures and $327,000 in repayments on capital leases.  These activities resulted in a $2.8 million increase in the bank operating loan.

As at December 31, 2006 accounts receivable decreased $9.0 million or 9.3% to $87.5 million from $96.5 million as at December 31, 2005.  The decrease in accounts receivable reflects a 7.4% decrease in sales to $130.6 million during the fourth quarter of 2006 as compared to $141.1 million for the fourth quarter of 2005.  Average days sales outstanding (DSO) for the quarter ended December 31, 2006 was 57.7 days as compared to 56.2 days for the quarter ended December 31, 2005.  The deterioration in DSO for the quarter reflects, in part, slower approval and processing of transactions by both the Company and its customers.

DSO averaged 59.1 days in 2006 as compared to 53.4 days in 2005.  Accounts receivable greater than 90 days old was 4.2% of accounts receivable as at December 31, 2006 versus 3.3% as at December 31, 2005.  Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.  Bad debt expense in 2006 was $713,000  (0.1% of sales) compared to $459,000 (0.1% of sales) for the year ended December 31, 2005 and $244,000 (0.1% of sales) for the year ended December 31, 2004. Although accounts receivable greater than 90 days old increased as compared to the previous year, bad debt expense remained consistent with historical levels.

Total inventory for the Company increased 20.9% to $97.3 million as at December 31, 2006 as compared to $80.5 million as at December 31, 2005. The Company has increased its investment in inventory due to both the growth in its business and the longer order lead times being experienced that results in the potential for certain product shortages from suppliers’ capacity constraints.

The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company’s inventory is managed. Inventory turns are calculated by taking cost of sales for the year divided by average inventory.  Inventory turned 5.0 times in 2006, compared to 5.3 times in 2005 and 4.9 times in 2004. CE Franklin targets inventory turns of 5.0 times.  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.  The Company’s inventory write-down expense declined substantially in 2005 and 2006 to $312,000 (less than 0.1% of sales) in 2006 and $280,000 (approximately 0.1% of sales) in 2005 compared to $1.5 million (0.4% of sales) in 2004.

Accounts payable, accrued liabilities and bank overdraft have decreased $5.4 million to $73.6 million as at December 31, 2006 as compared to the previous year.  The decrease reflects a reduction in inventory purchases due to lower activity levels during Q4 2006, as compared to the previous year.

Property and equipment increased $2.0 million to $5.5 million as at December 31, 2006 from $3.5 million as at December 31, 2005. This increase reflects capital expenditures of $3.6 million and $1.2 million in additions to rental equipment assets.  The additions were offset by amortization expense of $2.8 million.

During the first quarter of 2006 the Company purchased agency operations at two of the Company’s branch locations, for net cash consideration of $2.3 million.  This acquisition is expected to enhance the Company’s net income.  See note 2 to the Interim Consolidated Financial Statements of the Company for further details.

Effective July 27, 2006, the Company has implemented a new $75.0 million 364-day bank operating facility. There was a decrease in borrowing to $27.2 million as at December 31, 2006 compared to $29.1 million as at December 31, 2005. As at December 31, 2006 the Company was well within its covenant compliance thresholds and was able to draw up to $75.0 million against its bank operating loan based on the borrowing base formula.

 As at December 31, 2006 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 21.8% and equity of 78.2% compared to 28.1% debt and 71.9% equity as at December 31, 2005.

Contractual Obligations

In July 2006, the Company entered into a lease commitment with a 15-year initial term pertaining to the construction of a new distribution centre in Edmonton, Alberta.  Construction of the property is anticipated to be completed by late 2007 or early 2008.

There have been no other material changes in any contractual obligations since the year ended December 31, 2005.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements.

Related party transactions

Messrs. Douglas L. Rock and John J. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith International, Inc. (“Smith”), which owns approximately 52% of the Company’s outstanding shares.

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by Dura, a division of Wilson Supply, which is a wholly-owned subsidiary of Smith. All transactions with Smith and its subsidiaries are in the normal course of business and at commercial rates.  Included in inventory at December 31, 2006 and December 31, 2005 was $3.8 million and $3.2 million, respectively, of this bottom hole pump production equipment purchased from Wilson.  For the years ended December 31, 2006, 2005 and 2004, cost of sales includes $8.9 million, $7.8 million and $6.4 million, respectively, relating to the equipment purchased from Wilson. Accounts payable and accrued liabilities, which are non-interest bearing and are payable on commercial supplier payment terms, include $1.1 million and $1.1 million at December 31, 2006 and 2005, respectively, owing to Wilson.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will, from time to time, enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Company’s Statements of Operations. The Company entered into such contracts in 2006, the impact of which was not material, and no such contracts were outstanding as at December 31, 2006.

The Company has exposure to interest rate fluctuations on its bank operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2006 or 2005. The Company does not use financial instruments for speculative purposes.

As at December 31, 2006 there were no unrecognized gains or losses associated with the above instruments.

Critical Accounting Estimates

There have been no material changes in critical accounting estimates previously described in the Management Discussion and Analysis for the year ended December 31, 2005.

Change in Accounting Policies

There have been no changes in accounting policies since the year ended December 31, 2005.

Disclosure Controls and Procedures

As at the year ended December 31, 2006, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer and Controller, over the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Controller concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that material information relating to the Company would be made known to them.

The Company maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time frame specified in the Securities and Exchange Commission’s rules and regulations.  CE Franklin’s principal executive and financial officers have evaluated the Company’s disclosure controls and procedures as at December 31, 2006 and have determined that such disclosure controls and procedures are effective.  A control system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected.

There were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the evaluation date.  With the departure of the CFO on January 22, 2007, the Company has put controls in place to encompass the responsibilities of the CFO.  The CEO and Controller have always reviewed the work in the past and with the CFO vacancy both were involved in reviewing in more detail all information.  The Controller, acting as the CFO, followed all the steps normally executed by the CFO in this process.  The Controller and other members of the finance team, all accredited accountants, reviewed all information.  The Company also engaged a related director, considered to be a financial expert, to review the financial statements and disclosure requirements.  Management is comfortable that the CFO vacancy in no way had any impact on financial disclosure.

Other Items

The Company’s Annual Report on Form 20-F is available on SEDAR @ www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at January 26, 2007 the Company had 18,223,013 common shares outstanding.

As at January 26, 2007, options to purchase 803,621 common shares were outstanding at an average exercise price of $3.59 per common share.  The Board of Directors may grant further options to purchase up to 347,575 common shares.

Risk Factors

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

•

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

•

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to change production limits;

•

the level of production by non-OPEC countries;

•

North American demand for gas;

•

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are traded in U.S. dollars);

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Unusual weather conditions could decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

•

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

•

the ability of new brokers and distributors to enter the market if the oil and gas industry were to experience significant growth;

•

price competition among major supply companies;

•

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major suppliers for tubular and valve products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business are sales where product is primarily obtained from two suppliers.  Although the Company believes that it has historically had and continues to have a good relationship with these suppliers, there can be no assurance that such relationship will continue.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services.  In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  The Company may also experience increased wages paid to workers due to a highly competitive market for employees.  These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar for products it purchases outside Canada.  The Company may enter into foreign currency forward exchange contracts and interest rate contracts as an economic hedge against risks associated with foreign currency and interest rate fluctuations.  Gain or losses with respect to such economic hedge contracts may materially affect net income.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2006, 11% of sales (2005 – 11%; 2004 – 12%) were derived from sales to one customer.  No additional customers account for more than 10% of the Company’s sales.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base.

Significant downtime at the Company’s 100,000 square foot centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 42 branches.  Significant downtime at this facility would impact the Company’s gross profit margins, net income and cash flow from operations.

A substantial portion of the Company’s sales to customers will depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality, product availability, location of service centers and technical knowledge and experience of its staff.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company has complied with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 by choosing to make an assessment of internal controls under Section 404 for fiscal 2006. The steps CE Franklin has taken and will take in the future may not remediate any potential material weakness. In addition, the Company may identify material weaknesses or other deficiencies in its internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.  While CE Franklin has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in the Company’s ability to control all circumstances. Management does not expect that the Company’s internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the Company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If the Company loses key management and technical personnel, its business may suffer.  CE Franklin relies upon a relatively small group of key management and technical personnel. Mr. West, in particular, has extensive experience in oilfield supply and distribution.  The Company does not maintain any key man insurance and it cannot be assured that these individuals will remain with the Company in the future. An unexpected partial or total loss of their services may harm the Company’s business.

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this MD&A, CE Franklin’s largest shareholder, Smith International Inc., owned approximately 52% of the Company’s common outstanding shares.  As a result, Smith International Inc. has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

The Company’s operations are subject to hazards.  The Company is at risk for certain operating hazards.  CE Franklin’s operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where its products or services are used or provided may cause the Company to be named as a defendant in lawsuits asserting potentially large claims. CE Franklin has insurance coverage against operating hazards, which the Company believes is customary in the industry.  This insurance has deductibles and contains certain coverage exclusions and limitations. The Company’s insurance premiums can be increased or decreased based on the claims it makes on its insurance policies. Results of operations could be adversely affected by unexpected claims not covered

CE Franklin Ltd.
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Year Ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars, except per share data)	2006	2005	2006	2005
Sales	130,648	141,066	555,227	484,245
Cost of sales	105,601	113,556	451,733	392,931
Gross profit	25,047	27,510	103,494	91,314
Other expenses (income)
Selling, general and administrative expenses	15,281	16,337	63,287	55,303
Amortization	766	840	2,819	4,393
Interest expense	613	500	2,661	1,945
Foreign exchange loss	192	113	166	18
Other income	-	(1)	(36)	(10)
	16,852	17,789	68,897	61,649
Income before income taxes	8,195	9,721	34,597	29,665
Income tax expense (recovery) (note 4)
Current	3,026	3,563	11,783	12,451
Future	(258)	(145)	(125)	(1,650)
	2,768	3,418	11,658	10,801
Net income for the period	5,427	6,303	22,939	18,864
Net income per share (note 3)
Basic	0.30	0.36	1.27	1.09
Diluted	0.29	0.33	1.22	1.01
Weighted average number of shares outstanding
Basic	18,236,170	17,535,646	18,099,202	17,326,637
Diluted	18,860,608	18,680,002	18,723,640	18,680,002

CE Franklin Ltd.
Interim Consolidated Balance Sheets
(Unaudited)

	December 31	December 31
(in thousands of Canadian dollars)	2006	2005
ASSETS
Current assets
Accounts receivable	87,530	96,508
Inventories	97,275	80,482
Other	2,965	2,998
	187,770	179,988
Property and equipment	5,546	3,537
Goodwill	10,479	7,765
Future income taxes (note 4)	1,160	1,038
Other	454	180
	205,409	192,508
LIABILITIES
Current liabilities
Bank overdraft	6,832	14,090
Bank operating loan	27,176	29,062
Accounts payable	36,252	29,575
Accrued liabilities	30,492	35,354
Income taxes payable	819	7,840
Current portion of obligations under capital lease	217	217
Current portion of long-term debt	300	-
	102,088	116,138
Obligations under capital lease	286	438
Long-term debt	560	-
	102,934	116,576
SHAREHOLDERS' EQUITY
Capital stock	23,586	21,914
Contributed surplus	16,213	14,281
Retained earnings	62,676	39,737
	102,475	75,932
	205,409	192,508

CE Franklin Ltd.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Year ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars)	2006	2005	2006	2005
Cash flows from operating activities
Net income for the period	5,427	6,303	22,939	18,864
Items not affecting cash -
Amortization	766	840	2,819	4,393
Gain on disposal of property and equipment	-	-	(36)	(9)
Future income tax recovery	(258)	(145)	(125)	(1,650)
Stock based compensation expense	760	113	2,232	552
Other	180	(333)	15	(207)
	6,875	6,778	27,844	21,943
Net change in non-cash working capital balances
related to operations -
Accounts receivable	10,808	(16,568)	8,978	(29,935)
Inventories	(67)	(987)	(18,034)	(17,114)
Other current assets	(1,051)	(8)	33	(2,446)
Accounts payable	(199)	(3,585)	6,677	194
Accrued liabilities	1,715	599	(4,862)	9,218
Income taxes payable	(1,317)	2,164	(7,021)	4,766
	16,764	(11,607)	13,615	(13,374)
Cash flows from financing activities
Issuance of capital stock	52	1,408	1,663	2,450
Purchase of capital stock in trust	(291)	-	(291)	-
Increase (decrease) in bank operating loan	(11,030)	(100)	(1,886)	2,922
Increase (decrease) in bank overdraft	(4,606)	10,656	(7,258)	8,820
Decrease in obligations under capital lease	(20)	(56)	(177)	(261)
	(15,895)	11,908	(7,949)	13,931
Cash flows from investing activities
Purchase of property and equipment	(869)	(301)	(3,093)	(587)
Proceeds on disposal of property and equipment	-	-	40	30
Acquisition of distribution operations (note 2)	-	-	(2,263)	-
Increase in other assets	-	-	(350)	-
	(869)	(301)	(5,666)	(557)
Change in cash and cash equivalents during the period	-	-	-	-
Cash and cash equivalents - Beginning of period	-	-	-	-
Cash and cash equivalents - End of period	-	-	-	-
Cash paid during the period for:
Interest on bank operating loan	604	489	2,632	1,899
Interest on obligations under capital leases	9	11	29	46
Income taxes	4,343	1,399	18,804	7,685

CE Franklin Ltd.
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity
Balance - December 31, 2004	17,194,934	19,335	13,858	20,873	54,066
Stock options exercised	609,620	2,579	(129)	-	2,450
Stock based compensation expense	-	-	552	-	552
Net income	-	-	-	18,864	18,864
Balance - December 31, 2005	17,804,554	21,914	14,281	39,737	75,932
Stock options exercised	443,259	1,963	(300)	-	1,663
Stock based compensation expense	-	-	2,232	-	2,232
Purchase of shares in trust for PSU's	(24,800)	(291)	-	-	(291)
Net income	-	-	-	22,939	22,939
Balance - December 31, 2006	18,223,013	23,586	16,213	62,676	102,475

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2005 and 2004. These consolidated financial statements are in accordance with generally accepted accounting principles in Canada.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2005. These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Certain comparative figures have been reclassified to conform with the current years presentation.

Note 2 - Acquisition

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.3 million. In addition to the cash consideration, a $300,000 contingent amount is payable on February 1, 2007 subject to the achievement of certain conditions. The investment is accounted for using the purchase method and the results of operations have been included in these financial statements from the date of acquisition. Details of the acquisition are as follows:

(in thousands of Canadian dollars)
Assets
Property and equipment	369
Goodwill	2,714
3,083
Assumed Liabilities
Long-term debt	817
Future tax liability	3
820
Net cash consideration	2,263

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 3 - Share data

At December 31, 2006 the Company had 18,223,013 common shares outstanding and 803,621 options to acquire common shares at a weighted average exercise price of $3.59 per common share. Of the outstanding options, 596,424 were vested and exercisable at a weighted average exercise price of $3.24 per common share. a) Stock options

There were no common share options granted in 2006. The compensation expense recorded in the fourth quarter of 2006 and in the year ended December 31, 2006 for common share options granted subsequent to December 31, 2002 was $133,000 and $529,000 respectively. The compensation expense recorded for the comparative quarter and year ended December 31, 2005 was $113,000 and $552,000 respectively.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted to employees, officers and directors. The consideration paid by option holders on the exercise of these options is and will be credited to capital stock. Had compensation cost been determined on the basis of fair values, net income for the quarter and year ended December 31, 2006 would have decreased by $49,000 ($nil per common share) and $196,000 ($0.01 per common share) respectively. The net income for the comparative quarter and year ended December 31, 2005 would have decreased by $127,000 ($0.01 per common share) and $551,000 ($0.03 per common share) respectively.

b) Share units

Effective May 2, 2006, the Company adopted the Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date. Under these plans, PSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. The vesting period for PSU's is three years from the grant date. DSU's vest on the date of grant. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus. The contributed surplus balance is reduced as the vested units are settled.

A total of 132,816 PSU's and DSU's were granted in the second quarter of 2006. The compensation expense recorded in the fourth quarter and the year ended December 31, 2006 was $627,000 (2005 - nil) and $1,703,000 (2005 - nil) respectively. At December 31, 2006 the Company had 24,800 common shares held in trust for issuance upon vesting of PSU's. The trust, considered a variable interest entity, is consolidated in the Company's financial statements with the value of the acquired shares presented as a reduction to capital stock.

Note 4 - Income taxes a) The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended
	December 31		December 31		December 31		December 31
(in thousands of Canadian dollars)	2006		2005		2006		2005
Income before income taxes	8,195		9,721		34,597		29,665
Incomes taxes calculated at expected rates	2,686	32.8%	3,340	34.4%	11,459	33.1%	10,193	34.4%
Non-deductible items	98	1.2%	97	1.0%	410	1.2%	634	2.1%
Effect of reduction in tax rates on future tax asset	-	0.0%	-	0.0%	120	0.3%	-	0.0%
Adjustments on filing prior year returns	-	0.0%	-	0.0%	(343)	(1.0%)	-	0.0%
Capital and large corporations taxes	12	0.1%	25	0.3%	59	0.2%	66	0.2%
Other	(28)	(0.3%)	(44)	(0.5%)	(47)	(0.1%)	(92)	(0.3%)
	2,768	33.8%	3,418	35.2%	11,658	33.7%	10,801	36.4%

b) Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of future income tax assets and liabilities are as follows:

	December 31	December 31
(in thousands of Canadian dollars)	2006	2005
Assets
Financing and investment charges	263	909
Property and equipment	610	479
Other	785	199
	1,658	1,587
Liabilities
Goodwill	498	549
	498	549
Net future income tax asset	(1,160)	(1,038)

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.

Note 5 - Segmented reporting

The company operates its business as one operating segment in one geographical location, the Western Canadian sedimentary basin.